UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Owens Corning

(Exact name of registrant as specified in its charter)

DE	1-33100	43-2109021
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Owens Corning Parkway
Toledo, OH	43659
(Address of principal executive offices)	(Zip Code)

Todd Fister

Executive Vice President and Chief Financial Officer

419-248-8000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______ .

Explanatory Note

This Form SD of Owens Corning (the “Company,” “our” or “we”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the period January 1, 2023 to December 31, 2023 (the “Reporting Period”).

As previously reported, on May 15, 2024, the Company consummated the previously announced transaction with Masonite International Corporation, a British Columbia corporation (“Masonite”), pursuant to the Arrangement Agreement (the “Agreement”), dated February 8, 2024, among Owens Corning, MT Acquisition Co ULC, a British Columbia unlimited liability company and a wholly owned subsidiary of Owens Corning (“Purchaser”) and Masonite. Pursuant to the Agreement, at the effective time of the Arrangement, Purchaser acquired all of the issued and outstanding common shares of Masonite at a purchase price of $133.00 per share (the “Arrangement”). The Arrangement was implemented by way of a plan of arrangement pursuant to the Business Corporations Act (British Columbia). Upon completion of the Arrangement, Masonite became an indirect wholly owned subsidiary of Owens Corning.

The disclosures in this Form SD, including any descriptions of the Company or the Company’s products, cover only the Reporting Period, and do not include any changes to the Company or the Company’s disclosures that may have occurred due to the completion of the Arrangement.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview of Owens Corning Products

Owens Corning is a global building and construction materials leader committed to building a sustainable future through material innovation. Our three integrated businesses – Roofing, Insulation, and Composites – provide durable, sustainable, energy-efficient solutions that leverage our unique material science, manufacturing, and market knowledge to help our customers win and grow.

The Company’s three reportable segments are defined as follows:

Roofing – Within the Roofing segment, the Company manufactures and sells residential roofing shingles, oxidized asphalt materials, roofing components used in residential and commercial construction and specialty applications, and synthetic packaging materials.

Insulation –Within the Insulation segment, the Company manufactures and sells thermal and acoustical batts, loosefill insulation, spray foam insulation, foam sheathing and accessories. It also manufactures and sells glass fiber pipe insulation, energy efficient flexible duct media, bonded and granulated mineral wool insulation, cellular glass insulation, and foam insulation used in above- and below-grade construction applications.

Composites – The Company manufactures, fabricates and sells glass reinforcements in the form of fiber. Glass reinforcement materials are also used downstream by the Composites segment to manufacture and sell glass fiber products in the form of fabrics, non-wovens and other specialized products.

Conflict Minerals Disclosure

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten (collectively, “Conflict Minerals”). The Company has conducted an internal review of its products and manufacturing processes and determined that Conflict Minerals are necessary to the functionality or production of the spinners that are part of the machinery used to make some of the Company’s insulation products.

In 2023, the Company contracted to manufacture spinners. Most of the spinners were used at the Company’s facilities in the production of its insulation products and some of the spinners were sold to third parties. The Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding the origin of the Conflict Minerals in the spinners sold to third parties. In conducting the RCOI, the Company contacted the single contract manufacturer of spinners containing Conflict Minerals (the “Supplier”) and discussed its policies and practices regarding the sourcing of Conflict Minerals. The Supplier indicated that it has received written declarations from its sub-suppliers that the Conflict Minerals they provide to the Supplier are purchased via scrap purchases on the secondary market in accordance with an established conflict-free policy, but the Supplier does not have third-party validation from a particular organization, program, or protocol regarding each of the smelters used by its sub-suppliers. The Company has obtained a completed Conflict Minerals Reporting Template from the Supplier that provided no indication or reason to believe that Conflict Minerals in the spinner parts it supplied had originated from the Democratic Republic of the Congo or an adjoining country.

This disclosure is also available in the Investor Relations section of our website (https://investor.owenscorning.com/investors/stock-performance-and-earnings/default.aspx?section=secfilings). Other information on our website shall not be deemed incorporated into, or to be a part of, this filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 24, 2024

OWENS CORNING

By:	/s/ Todd Fister
Name: Todd Fister
Title: Executive Vice President and Chief Financial Officer